Item 77D - DWS World Dividend Fund
(formerly DWS Europe Equity Fund) (a series of
DWS International Fund, Inc.)
The Board of DWS World Dividend Fund
approved the following changes to the fund's name and investment strategy, effective
December 1, 2010 (the "Effective Date"):
On the Effective Date, the fund's name changed from DWS Europe Equity Fund to DWS World
Dividend Fund.
On the Effective Date, the fund's investment objective and investment strategy changed as follows:
INVESTMENT OBJECTIVE
The fund seeks total return, emphasizing both current income and capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

Main Investments. Normally, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in dividend paying stocks. The fund will generally invest in at least three different countries and will normally invest at least 40% of net assets in securities issued by foreign based companies.
The fund's investments will include primarily common stocks issued by US and foreign based companies and may also include preferred stocks and other equity securities such as convertible securities and warrants.

Management process. Although the fund may invest in companies of any size and from any country, it will invest mainly in common stocks of established companies in countries with developed economies. The fund will seek income by investing in dividend paying stocks.
Portfolio management looks for companies it believes are fundamentally strong and that it expects to have high, sustainable dividend yields and stable cash flows.

In choosing securities, portfolio management uses a combination of analytical disciplines:

Bottom-up research. Portfolio management looks for individual companies that it believes have a history of above-average growth, strong competitive positioning, attractive prices relative to potential growth, sound financial strength and effective management, among other factors.

Growth orientation. Portfolio management generally looks for companies that it believes have above-average potential for sustainable growth of revenue or earnings and whose market value appears reasonable in light of their business prospects.

 Analysis of regional themes. Portfolio
management looks for significant social, economic, industrial and demographic changes, seeking to identify stocks that it believes may benefit from them.

Portfolio management may sell a stock when it believes its fundamentals have deteriorated, other investments offer better opportunities or in the course of adjusting the fund's exposure to a given country.



OTHER INVESTMENTS AND TECHNIQUES

Derivatives. The fund may use various types of derivatives (contracts whose value is based on, for example, indices, currencies or securities) for hedging, risk management or non-hedging purposes to seek to enhance potential gains.
The fund may use derivatives as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions or other needs.

Securities Lending. The fund may lend
securities (up to one-third of total assets) to approved institutions. There are several risk factors that could hurt the fund's performance, cause you to lose money or cause the fund's performance to trail that of other investments.